Exhibit 99.1

Immuron Appoints Gary S. Jacob, Ph.D., Experienced US Based Biotechnology Executive, as CEO

Melbourne, Australia, November 19, 2018: Immuron Limited, (IMC or the Company), (ASX: IMC; NASDQ: IMRN), is pleased to announce the appointment of Gary S. Jacob as Chief Executive Officer. Dr Jacob is the former Chairman, President and Chief Executive Officer of Synergy Pharmaceuticals Inc. a Nasdaq-listed public biopharmaceutical company located in New York, NY focused on the development of drugs to treat gastrointestinal disorders and diseases.

Dr. Jacob’s +30 years of extensive experience in the pharmaceutical and biotechnology industries covers multiple disciplines, including research and development, operations, business development, capital financing activities and senior management expertise. He is the co-founder and founding CEO of Synergy Pharmaceuticals, which went public in 2008, and is the co-inventor of TRULANCE® (plecanatide), an FDA approved drug which was approved in January, 2017 to treat chronic GI disorders and is currently being marketed in the U.S. by Synergy. From the founding of Synergy in 2008 as a public company until the FDA approval of TRULANCE® in 2017, Dr. Jacob raised over $500 million USD of capital in the public markets. During this period of time, Dr. Jacob led Synergy’s interactions with investment bankers, biotechnology analysts, institutional fund managers, and regulatory agencies.

The appointment of Dr. Jacob follows an extensive search conducted by the Board of Immuron for a CEO with proven ability to advance the Company, assist in regulatory and scientific advancements, and guide the research and development of Immuron’s products into commercialisation.

Chairman of Immuron, Dr. Roger Aston was pleased to secure the services of a proven CEO with the track record of development and growth, “We have been looking for the best qualified industry executive that had both the skills in development and commercialisation but also the track record with investment institutions across the biotech and pharmaceutical space. We are confident that Gary covers these prerequisites and we are looking forward to having him join the Company to help drive the transition phase of Immuron and its key research and products.”

Dr Jacob commented, “I have been following the considerable progress that Immuron has made over this past year, and I am excited to be able to bring my industry expertise to the Company at this key stage of its development,”

“I see tremendous opportunity with the delivery platform that Immuron has so successfully developed for its polyclonal antibodies product series. There is a substantial potential global market for Immuron’s technology, and I am confident that we can grow the Company’s global footprint within this important space.”

Dr. Jacob currently also serves as Chairman of ContraVir, a Nasdaq-listed antiviral company located in Edison, NJ, and is also a director of Trovagene, Inc, a Nasdaq-listed public company located in San Diego, CA which is focused on the development of drugs to treat cancer.

Dr. Jacob earned a B.S. cum laude in Chemistry from the University of Missouri – St. Louis, and holds a Ph.D. in Biochemistry from the University of Wisconsin-Madison. He followed his Ph.D. with a postdoctoral fellowship at the IBM T.J. Watson Research Center in Yorktown Heights, NY. He is the recipient of an honorary Doctor of Science degree from the University of Missouri–St. Louis, and was recently honored as a Distinguished Alumnus of the University.

Dr Jerry Kanellos, who has served as Interim CEO will move to the role of Chief Operating Officer. Dr Kanellos has worked very diligently in this role during the past year and the board thanks him for his ongoing and work to date.

The key terms and conditions of Mr Jacob’s appointment are set out in Attachment 1.

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COMPANY CONTACT: Roger Aston Non-Executive Chairman Ph: +61 (0)3 9824 5254 info@immuron.com	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhoea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Non-Alcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Attachment 1

Dr. Gary S. Jacob – Key Terms and Conditions of Employment

Commencement Date	16 November 2018
Term	Appointment on an on-going basis subject to customary probationary period and termination by either party.
Fixed Remuneration	$350,000 USD per annum comprising base salary and excluding statutory superannuation or equivalent. Up to $45,000 USD per annum for eligible health insurance and other employment related compensation.